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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)


                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 1)


                            ------------------------

                            BUSINESS RESOURCE GROUP
                           (NAME OF SUBJECT COMPANY)

                            BUSINESS RESOURCE GROUP
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  12329K 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                HARRY S. ROBBINS
                            BUSINESS RESOURCE GROUP
                       2150 NORTH FIRST STREET, SUITE 101
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 325-3200
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                With a copy to:

         SCOTT D. BLICKENSTAFF, ESQ.                      STEVEN J. TONSFELDT, ESQ.
     ORRICK, HERRINGTON & SUTCLIFFE LLP                       VENTURE LAW GROUP
               1020 MARSH ROAD                               2800 SAND HILL ROAD
         MENLO PARK, CALIFORNIA 94025                    MENLO PARK, CALIFORNIA 94025
               (650) 614-7400                                  (650) 854-4488

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

     This Amendment No. 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on July 21, 2000 by Business Resource Group, a California corporation (the "Company" or "BRG"), relating to a tender offer by BRG Acquisition Corporation, a Delaware corporation ("Purchaser"), disclosed in a tender offer statement on Schedule TO dated July 14, 2000, to purchase all outstanding shares (other than shares held by BRG Acquisition and its affiliates) of common stock of the Company (the "Shares") at a price of $9.25 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 14, 2000 and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the
Schedule 14D-9.




ITEM 4. THE SOLICITATION OR RECOMMENDATION.


     Item 4 is hereby amended to read in its entirety as follows


     (a) SOLICITATION RECOMMENDATION.

     At a meeting held on July 6, 2000, acting on the recommendation of a committee of independent, disinterested directors not affiliated with the Purchaser or its stockholders (the "Special Committee"), the Board unanimously (with John Peth, Brian McNay and Jeff Tuttle, the three directors who will acquire interests in one or both of Holdings, Inc. and BR Holdings, being absent or not voting) (i) approved the Merger Agreement and the transactions contemplated by it, the Offer, and the Merger as described in the Merger Agreement; (ii) determined that the Merger Agreement and the transactions contemplated by it are advisable and fair to, and in the best interests of, the Company and its shareholders; and, (iii) resolved to recommend that the Company's shareholders tender their shares in response to the Offer and, if approval of the Company's shareholders is required by applicable law to consummate the Merger, adopt and approve the Merger Agreement and the Merger. Accordingly, the Board unanimously (with the three directors who will acquire interests in one or both of Holdings, Inc. and BR Holdings being absent or not voting) recommends that the shareholders of the Company tender their shares of Common Stock pursuant to the Offer. Copies of the Company's letter to the shareholders of the Company communicating the Board's recommendation, and the Company's press release announcing the Merger Agreement and the transactions contemplated thereby, are filed as Exhibits (a)(3) and (a)(4) hereto, respectively, and are incorporated herein by reference.

     (b) BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY.


     On several occasions during 1999, the Board of Directors of the Company and the Company's management discussed their belief that the Company's stock price did not fairly reflect the Company's value in large part because there were no securities analysts covering the Company. This, in turn, contributed to light trading volume in the Company's stock, further depressing the Company's stock price. The failure of the Company's stock price to react on a sustained basis to the Company's release of positive news caused the Company's directors additional concern. As a result, the Board of Directors felt it was appropriate to examine alternatives to advance the interests of the Company's shareholders. It was also noted that an important component of the compensation packages of the Company's non-executive as well as executive employees included the issuance of stock options, the value of which was based on the trading price for the Company's stock. If these stock options, the exercisability of which vests over a period of time, were not perceived by the Company's employees as a valuable asset, the Board and management were concerned that the Company might experience difficulty in retaining key employees in the future and in attracting replacements for departing employees and in expanding the Company through new hires. This concern was only heightened by the perceived tightness of the Northern California job market and the view that many of the Company's key employees would be able to find alternative employment in a relatively easy manner.



     In view of these factors, in the fall of 1999, the Company engaged a financial advisor, Huntington Holdings, Inc., to assist it in evaluating various possible strategic alternatives to enhance shareholder value. Possible strategic alternatives being considered included, but were not limited to, a merger, a strategic alliance, the infusion of additional equity, or an affiliation with a strategic partner. Huntington Holdings had had an advisory relationship with the Company intermittently since 1994 and had been engaged by the Company to source and advise upon potential acquisitions on an ongoing basis commencing in October 1998.

     In preparation for its new assignment, representatives of Huntington Holdings conducted a due diligence review and investigation of the Company. At the completion of this process, Huntington Holdings, along with members of the Company's management, prepared a confidential memorandum (the "Confidential Memorandum"), which described the Company and its business, for circulation in connection with the solicitation process.

     On January 6, 2000, the Company made a public announcement to the effect that it had retained Huntington Holdings to seek methods for enhancing shareholder value.


     Over the next several months, as part of a general solicitation effort, Huntington Holdings contacted 135 potential financial buyers and 44 potential strategic partners or buyers on behalf of the Company. Of these, 45 financial buyers and two strategic buyers executed confidentiality agreements with the Company and received copies of the Confidential Memorandum for their consideration. All parties that executed confidentiality agreements and received the Confidential Memorandum were invited to submit proposals regarding an acquisition of the Company or other similar transaction with the Company.


     On January 21, 2000, John Corwin of Huntington Holdings contacted W. Robert Wright, II of TCR and informed him that Huntington Holdings had been retained by the Company to assist in evaluating strategic alternatives to enhance value to its shareholders. Mr. Corwin asked whether a company formed by funds advised by TCR might be interested in acquiring the Company. Following these discussions, TCR executed a confidentiality agreement on January 31, 2000 and was forwarded a package of information on the Company, including the Confidential Memorandum, to review. Due to the nature of the Company's business and the importance of key employees to the value of that business, the Company and its financial advisors believed the commitment of key employees and management to the business would be important to the marketability of the Company and would maximize shareholder value. Accordingly, with the concurrence of Huntington Holdings, the Confidential Memorandum indicated that Messrs. Peth, Palmer, McNay and Tuttle were willing to continue with and invest in the recapitalized company.

     On February 16, 2000, Mr. Wright and Willem deVogel of TCR attended a management presentation regarding the Company delivered by John Peth, President and Chief Executive Officer of the Company, John Palmer, Chief Operating Officer and Chief Financial Officer of the Company, Brian McNay, Executive Vice President of Sales of the Company, Jeffrey Tuttle, Executive Vice President of Marketing of the Company, and Mr. Corwin, at the Company's headquarters in San Jose, California. On March 2 and 3, 2000, representatives of TCR visited the Company's headquarters to discuss the process for TCR to conduct due diligence regarding the Company.

     On March 16, 2000, Messrs. deVogel and Wright met with Messrs. Peth and Corwin at the Company's headquarters in San Jose, CA and discussed the possibility that a company formed by Three Cities advised by TCR might make a tender offer for $9.75 per Share. The closing price of the Company's stock on that day was $7.94. During the meeting, the TCR representatives noted that the members of the management of companies TCR acquired normally received an equity interest in the companies. Representatives of the Company said it would take some time to review the proposal.

     On March 23, 2000, a meeting of the Company's Board was convened and considered the TCR proposal. At this meeting, in view of the potential that the Company's management group might be requested or required to participate as an equity participant in the acquisition entities that might be employed by TCR in the proposed transaction, the Company's Board appointed a Special Committee of independent, disinterested directors (consisting of two directors, Harry Robbins and George Kelly), to consider strategic opportunities presented to the Company, enter into discussions or negotiations related to such strategies or opportunities and recommend to the Board what action, if any, should be taken with respect to them. The Special Committee retained Venture Law Group as its counsel and considered investment banks it might retain as advisors to render an opinion about the fairness of any transaction which might be agreed upon. The Special Committee selected, and the Company subsequently retained, Merrill Lynch Business Advisory Services, a division of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") for this purpose.

     On April 12, 2000, Harry Robbins, one of the members of the Special Committee, called Willem deVogel and told him that the Special Committee would not recommend an offer of $9.75 per Share for the Company. Subsequently, J. William Uhrig, another partner at TCR, and Mr. Corwin agreed that discussions should continue.

     On April 28, 2000, Messrs. Robbins, Kelly and Corwin met at TCR's offices in New York with Messrs. Uhrig and deVogel to discuss the price which a TCR acquisition company might be willing to pay for the Company's Shares and to discuss the progress of TCR's review of a possible transaction.

     During the week of May 1, 2000, there was a series of telephone conversations between Messrs. Uhrig and Corwin regarding the price the TCR acquisition company might be willing to pay. Informal meetings of the Special Committee, including Mr. Corwin and representatives of Venture Law Group, were convened several times during this week to consider the progress of these discussions.

     On May 5, 2000, TCR stated to Mr. Corwin that, subject to completion of due diligence, it appeared the TCR acquisition company would be willing to pay $11.75 per Share for the Company's Common Stock. During the days that followed, the Special Committee, together with Huntington Holdings and Venture Law Group convened several telephonic meetings to consider the proposed transaction and proposed price per Share.


     During the course of these meetings Mr. Corwin also reviewed the progress of the solicitation process since January and the general status of the discussions with the other parties that had expressed possible interest in acquiring the Company. Mr. Corwin noted that, while a number of the contacted parties had executed confidentiality agreements and received the Confidential Memorandum regarding the acquisition opportunity, only a small handful of those had elected to proceed with tentative discussions regarding a possible transaction. Mr. Corwin further noted then that of the group of possible buyers that had reviewed the Confidential Memorandum regarding the Company, only TCR had put forward any form of firm offer and only TCR was continuing on an active basis with its review of the Company. Based on its consideration of all of these factors, the Special Committee authorized Mr. Corwin to contact TCR and inform them that the Special Committee was prepared to move forward with a transaction with TCR at the $11.75 price. On May 12, 2000, Mr. Corwin informed Mr. Uhrig that the Special Committee was prepared to authorize the Company and its advisors to proceed with the negotiation of a transaction at that price.


     On May 15, 2000, Clifford Chance Rogers & Wells, LLC ("CCR&W"), the attorneys for TCR, sent Orrick, Herrington & Sutcliffe LLP, the attorneys for the Company, a draft of a Plan and Agreement of Merger. Subsequently, on May 20, 2000, a representative of Venture Law Group contacted David Bernstein of CCR&W and informed him that Venture Law Group, as counsel to the Special Committee, would take the principal role in reviewing and negotiating a merger agreement.

     During the second and third weeks of May, representatives of TCR continued their due diligence review of the Company. Also during this period, TCR presented information regarding the Company to potential financing sources, which would be used in connection with the acquisition and as a source of funds for the Company after acquisition. On May 22, 2000, a representative of TCR informed Mr. Corwin that, because of negative reactions of prospective financing sources at the $11.75 price, TCR would not be willing to proceed at $11.75 per Share. The TCR representative said TCR was not willing to pay a price per Share of more than $9.00 for the Shares of the Company.

     On June 1 and 2, 2000, Messrs. Uhrig and de Vogel met in New York with Messrs. Robbins and Corwin to discuss TCR's revised proposal. Following these meetings, Mr. Uhrig said that, as a possible alternative to paying $9.00 per Share in cash, TCR acquisition company might be willing to pay $8.00 in cash, and have the Company issue to its shareholders convertible preferred stock with a liquidation preference of $2.00 per share, which would remain outstanding but not be tradable on any securities market in the foreseeable future, after the TCR acquisition company acquired the Company's Common Stock.

     On June 8, 2000, Mr. Corwin and counsel for the Special Committee told counsel for TCR that the Special Committee would not recommend the $9.00 per Share cash proposal, or the proposal that contemplated an $8.00 per Share cash payment together with a convertible preferred stock dividend, but it would consider an offer of

$9.75 in cash following a dividend to the Company's shareholders of $2.00 in convertible preferred stock. That was confirmed later in the day to Messrs. deVogel and Wright of TCR. In response, Mr. deVogel sent a letter to Messrs. Corwin, Kelly and Robbins in which he stated that, in view of the fact that the Special Committee would not recommend TCR's offer of $9.00 per Share in cash, TCR was terminating all discussions with the Company.

     On June 9, 2000, Mr. Robbins told Mr. deVogel that the Special Committee and the Board would be meeting on June 15 and June 16, 2000, respectively.
Mr. Robbins urged that TCR increase the price to $9.75 per Share. Eventually, Mr. deVogel proposed increasing the price to $9.25 per Share. On that same day, Mr. deVogel told Mr. Peth on the telephone that TCR might be willing to proceed with a transaction at that price. Mr. Peth said he was not authorized to discuss price, but would convey the information to the Special Committee.

     Following June 9, 2000, there were discussions between TCR and the Special Committee of the transaction at $9.25 per Share. Among other things, TCR agreed that if the transaction were at that price, the break-up fee it would require if, after an agreement was signed the Company accepted what it viewed as a better proposal, would be one percent (1%) of the enterprise value of the Company, rather than the five percent (5%) TCR had previously been seeking.


     On June 15, 2000, the Special Committee convened a telephonic meeting in which it reviewed the $9.25 per Share offer with Merrill Lynch, Huntington Holdings and Venture Law Group. At this meeting, representatives of Merrill Lynch made a presentation regarding its preliminary views as to the fairness of the proposed consideration, from a financial point of view, to the shareholders of the Company, other than the Management Participants. Representatives of Venture Law Group reviewed the proposed terms and conditions of the transaction, and Mr. Corwin reviewed the history of the discussions between the two parties and the fact that after a lengthy solicitation process no other potential buyer had made a proposal to acquire the Company, or was even reviewing the Company's business at that time. From this, the Special Committee concluded that it was unlikely that any other proposals from a third party buyer would be forthcoming in the future. Based on a very lengthy analysis and review of status, the Special Committee concluded that it was prepared to recommend to the entire Board and its advisors to proceed with the negotiation of a transaction at $9.25 per Share in cash to the Company's shareholders on terms substantially consistent with those presented. Following this meeting, a meeting of the entire Board, including the members of management sitting on the Board and representatives of Orrick, Herrington & Sutcliffe LLP, as legal counsel to the Company, was convened. A lengthy discussion ensued regarding the proposed transaction and its proposed time schedule. At the completion of this discussion, the Board of Directors, with all of the members of management who were Board members abstaining, confirmed the Special Committee's recommendation that negotiations regarding the proposed transaction proceed along the terms of the transaction outlined at the meeting.


     On June 20, 2000, the attorneys for TCR sent representatives of Brobeck, Phleger & Harrison LLP, the law firm which had been retained by Messrs. Peth, Palmer, McNay and Tuttle, to represent them in connection with the proposed transaction, drafts of an agreement regarding the exchanging of a total of 319,168 shares of the Company, held by Messrs. McNay and Tuttle, for interests in BR Holdings and copies of the Limited Liability Company Agreement of BR Holdings. On June 22, CCR&W sent Brobeck, Phleger & Harrison drafts of employment agreements under which, if the Purchaser acquired the Company, the four members of the management identified above would be employed by the Purchaser (which, after the Merger, would own and operate the business of the Company).

     Between June 21 and July 7, 2000, there were a number of discussions and negotiations among the parties and their respective advisors of the terms of pertinent agreements and documents, including the Merger Agreement, the Employment Agreements, the Share Exchange Agreements, the Deferred Compensation Agreement and the Commitment Letter.


     On July 6, 2000, the Special Committee met with all members present. Among other things, the Special Committee received (i) an oral presentation of Merrill Lynch regarding certain principal financial terms of the transaction and the fairness from a financial point of view of the consideration to be received by the Company's shareholders in the transaction, other than the Management Participants, a written copy of which is attached hereto as Exhibit (e)(6), and is incorporated herein by reference, together with Merrill Lynch's oral opinion, subsequently confirmed in writing, as to the fairness, from a financial point of view, of the consideration to be received in the Offer and Merger by the Company's shareholders, other than the Management Participants, a copy of which is attached hereto as Annex A, and is incorporated herein by reference; and
(ii) a briefing by representatives of Venture Law Group as to the terms of the proposed transaction and the financing for the transaction (with drafts of the transaction documents having been distributed to the members of the Special Committee in advance of the meeting). The Special Committee also reviewed with Mr. Corwin the history of the negotiations and the procedures that Huntington Holdings had engaged to pursue possible partners in connection with the general solicitation process and the fact that no party other than TCR had made a firm offer to acquire the Company. Based on the factors described below in "Reasons," the Special Committee by unanimous action resolved to recommend to the full Board the approval of the proposed transaction and approval of the Merger Agreement. A meeting of the Board was convened immediately after completion of the Special Committee meeting and, by unanimous action (with Messrs. Peth, McNay and Tuttle, the three directors who will acquire interests in one or both of Holdings, Inc. or BR Holdings, being absent or not voting), the proposed transaction and Merger Agreement were approved.


     During the evening of Friday, July 7, 2000, after the U.S. securities markets had closed, the Merger Agreement was executed. On Monday, July 10, 2000, before the U.S. securities markets had opened, the Company and TCR jointly announced the signing of the Merger Agreement and the Purchaser's intention to commence the Offer.

     (c) REASONS.

     In making the determinations and recommendations set forth in subparagraph
(a) above, the Special Committee and the Board considered a number of factors, including, without limitation, the following:

            (i) the amount and form of consideration to be received by the
                Company's shareholders in the Offer and the Merger;

           (ii) the Company's prospects if it were to remain independent, including the risks and benefits inherent in remaining independent, including the risk arising from the workspace products and services industry becoming increasingly competitive;

           (iii) the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity) and other potential business combination transactions as well as discussions with other potential acquirers of the Company, the fact that, after Huntington Holdings had contacted nearly 180 potential acquirors and strategic partners, only the Purchaser and its affiliates had elected to make a definitive offer to acquire the Company, the judgment of the Special Committee and the Board that other potential acquirers were unlikely to offer greater value for the Company, the range of possible benefits to the Company's shareholders of such alternatives and the timing and likelihood of accomplishing the goal of any of such alternatives;

           (iv) information with regard to the financial condition, results of operations, business and prospects of the Company, the regulatory approvals required to consummate the Offer and the Merger as well as current economic and market conditions (including current conditions in the industry in which the Company competes);

            (v) the historical and recent trading activity and market prices of shares of Common Stock, and the fact that the Offer and the Merger will enable the holders of shares of Common Stock to realize a premium of 37% over the last sale price of such Shares reported on the NASDAQ National Market on July 7, 2000, the last full trading day prior to the day on which there was a public announcement of the execution of the Merger Agreement, 64% over the average closing prices of the past twelve (12) months, 109% over the average closing prices of the past twenty-four
                (24) months and 122% over the average closing prices of the past thirty-six (36) months;

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ITEM 4. THE SOLICITATION OR RECOMMENDATION.--(CONTINUED)

           (vi) the limited analyst coverage for the Company and the low trading volume in the Company's Common Stock, which makes it extremely difficult, if not impossible, for any interested shareholder to acquire or dispose of any substantial block of shares;

           (vii) the substantial costs to the Company associated with maintaining its registration under the United States securities laws and the listing of the Company's Common Stock on the Nasdaq National Market;

          (viii) the fact that the Merger Agreement permits the Company to furnish information to, and enter into discussions or negotiations with, any person that makes an unsolicited bona fide written proposal to acquire the Company pursuant to a merger, consolidation, share exchange, business combination, tender or exchange offer or other similar transaction if
                 (A) the Board determines in good faith (after consultation with its financial advisor) that the proposal would, if consummated, result in a transaction more favorable to the Company's shareholders than the transactions contemplated by the Merger Agreement, (B) the Board further determines in good faith (after consultation with its financial adviser) that the proposal would likely result in the Company's shareholders receiving consideration with a value which is greater than the Offer Price, and (C) no information is so furnished, and no such discussions or negotiations are held, prior to the execution by the receiving party and the Company of an appropriate confidentiality agreement;

           (ix) the fact that the Merger Agreement permits the Special Committee and the Board to withdraw or modify its approval or recommendation of the Offer and the Merger if the Special Committee or the Board determines in good faith, after having received advice from outside counsel, that the failure to take such action would be a breach of the fiduciary duties of the Board under applicable law;

            (x) the fact that the Merger Agreement permits the Company (with the approval of the Special Committee) to terminate the Merger Agreement, after complying with certain procedural steps and paying to the Purchaser a reasonable termination fee and reimbursing it for certain of its expenses, in order to accept a Superior Proposal (as defined in Section 7.1(d) of the Merger Agreement);

           (xi) the fact that the Offer and the Merger provide for a prompt cash tender offer for all of the shares of Common Stock to be followed by the Merger for the same consideration, thereby enabling the Company's shareholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares of Common Stock;

           (xii) the financial analysis and presentation of Merrill Lynch to the Special Committee on July 6, 2000, and the oral opinion of Merrill Lynch on July 6, 2000 (which opinion was subsequently confirmed by delivery of a written opinion of Merrill Lynch dated July 6, 2000), the date the Board adopted the Merger Agreement, to the effect that, as of such date, and based upon and subject to certain matters stated in such opinion, the $9.25 per Share cash consideration, net to the seller, to be received by holders of shares of Common Stock, other than the Management Participants pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders, other than Management Participants. The full text of Merrill Lynch's written opinion, dated July 6, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Merrill Lynch, is attached hereto as Annex A, and is incorporated herein by reference. Merrill Lynch's opinion was prepared solely for the Special Committee to assist the Special Committee in its analysis of the Offer and the Merger and speaks only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of shares of Common Stock, other than the Management Participants, and is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender shares of Common Stock pursuant to the Offer. Holders of shares of Common Stock are urged to read such opinion carefully in its entirety;

          (xiii) the high likelihood that the proposed acquisition would be consummated, in light of the fact that the Offer and Merger are not subject to any financing contingencies and the financial strength of Purchaser and Parent;

           (xiv) the terms of the Merger Agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations.

     The foregoing discussion of the information and factors considered by the Special Committee and the Board is not intended to be exhaustive, but includes many of the factors considered by the Special Committee and the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Special Committee and the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors or determine that any single factor was of determinative importance. Rather, the Special Committee and the Board each viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Special Committee and the Board assigned different weights to the various factors described above.

     (d) INTENT TO TENDER.

     To the best of the Company's knowledge, all of its executive officers, directors, affiliates or subsidiaries currently intend to offer all Shares of the Company Common Stock which are held of record or beneficially owned by such persons pursuant to the Offer, other than the Company Common Stock, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934; provided that two of the Company's senior officers will exchange certain shares in accordance with the Share Exchange Agreement and the Chief Executive Officer of the Company will forfeit certain options in exchange for an equity interest in the Purchaser pursuant to the Deferred Compensation Agreement.

     (e) OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH.

     The Special Committee selected, and the Company retained, Merrill Lynch solely to evaluate the fairness, from a financial point of view, of the consideration to be paid in the Offer and the Merger (collectively, the "Transaction"). On July 6, 2000, Merrill Lynch delivered to the Special Committee its oral opinion, later confirmed in writing, to the effect that, as of that date and based upon the assumptions made, matters considered and limits of its review, as set forth in its opinion, the $9.25 per Share consideration was fair from a financial point of view to the holders of the Common Stock, other than Management Participants in the Transaction.


     THE FULL TEXT OF THE MERRILL LYNCH OPINION, DATED JULY 6, 2000, WHICH SETS FORTH A DESCRIPTION OF THE ASSUMPTIONS MADE, GENERAL PROCEDURES FOLLOWED, FACTORS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS ANNEX A. BUSINESS RESOURCE GROUP SHAREHOLDERS ARE URGED TO READ THE MERRILL LYNCH OPINION CAREFULLY IN ITS ENTIRETY, ESPECIALLY WITH REGARD TO THE ASSUMPTIONS MADE AND FACTORS CONSIDERED BY MERRILL LYNCH. THE MERRILL LYNCH OPINION WAS PROVIDED FOR THE USE AND BENEFIT OF THE SPECIAL COMMITTEE AND IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO THE STOCKHOLDERS, OTHER THAN MANAGEMENT PARTICIPANTS IN THE TRANSACTION, DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY THE COMPANY TO ENGAGE IN THE TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER SUCH STOCKHOLDER'S SHARES IN THE OFFER OR AS TO HOW SUCH STOCKHOLDER SHOULD VOTE ON THE PROPOSED MERGER OR ANY MATTER RELATED THERETO.


     The summary set forth below does not purport to be a complete description of the analyses underlying the Merrill Lynch opinion or the presentation made by Merrill Lynch to the Special Committee. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Accordingly,

Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all of its analyses, would create an incomplete view of the underlying Merrill Lynch opinion. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor.

     In performing its analyses, Merrill Lynch made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Merrill Lynch or the Company. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, the Merrill Lynch opinion and Merrill Lynch's presentation to the Special Committee were among several factors taken into consideration by the Special Committee in making its determination to accept the $9.25 per Share consideration. Consequently, the Merrill Lynch analyses described below should not be viewed as determinative of the decision of the Special Committee with respect to the fairness of the $9.25 per Share consideration.

     In arriving at its opinion, Merrill Lynch, among other things:

     o reviewed certain publicly available business and financial information relating to the Company that Merrill Lynch deemed to be relevant;

     o reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to Merrill Lynch by the Company;

     o conducted discussions with members of the Company senior management and representatives of BRG concerning the matters described in the two preceding clauses;

     o reviewed the market prices and valuation multiples of certain publicly traded companies that Merrill Lynch deemed to be relevant;

     o reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

     o compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

     o reviewed a draft dated July 5, 2000 of the Merger Agreement; and

     o reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

     In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information, did not undertake an independent evaluation or appraisal of any of the assets or liabilities of the Company and was not furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by the Company, Merrill Lynch assumed that such information was reasonably prepared and reflected the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. Merrill Lynch also assumed that the final form of Merger Agreement was substantially similar to the last draft reviewed by Merrill Lynch. In addition, in connection with the preparation of the opinion, Merrill Lynch was not authorized by the Company or the Special Committee to solicit, nor did Merrill Lynch solicit, third-party indications of interest for the acquisition of all or any part of the Company.

     The Merrill Lynch opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch, as of July 6, 2000, the date of its opinion.

     The following is a summary of the material portions of the financial and comparative analyses performed by Merrill Lynch in connection with its preparation of the Merrill Lynch opinion.

     Merrill Lynch calculated a range of implied valuations for the Company by utilizing the following three principal valuation analyses:

     1. SELECTED COMPARABLE COMPANY ANALYSIS. A publicly traded comparable company analysis reviews a business' operating performance and outlook relative to a group of publicly traded peer companies to determine an implied unaffected market trading valuation multiple.

     2. SELECTED COMPARABLE M&A TRANSACTION ANALYSIS. A comparable acquisition transaction analysis provides an implied valuation multiple based upon financial information of companies which have been acquired in selected recent transactions and which are in the same or similar industries as the business being valued.

     3. DISCOUNTED CASH FLOW ANALYSIS. A discounted cash flow analysis provides insight into the intrinsic value of a business based on the projected earnings and capital requirements and the net present value of the subsequent cash flows anticipated to be generated by the assets of the business.

SELECTED COMPARABLE COMPANIES ANALYSIS. Using publicly available information, Merrill Lynch reviewed the stock prices as of July 5, 2000 and market multiples of the common stock of the following companies for purposes of the analyses described below:

     o HON Industries

     o Kimball International

     o Miller (Herman), Inc.

     o Mity-Lite Inc

     o Open Plan Systems Inc.

     o Steelcase Inc.

     o Reconditioned Systems Inc.

     Merrill Lynch believes these companies are engaged in lines of business that are generally comparable to those of the Company.

     LATEST TWELVE MONTHS EBITDA ANALYSIS. Merrill Lynch determined the equity market value and derived the unlevered value (defined as market value plus preferred equity at liquidation value plus short term debt plus long term debt plus minority interest less the cash and cash equivalents) for these comparable companies. Merrill Lynch calculated a range of such unlevered values as a multiple of the latest twelve months earnings before interest, taxes, depreciation and amortization ("EBITDA"). This calculation resulted in a range of multiples from 2.6x to 7.7x, compared to an implied multiple based on the $9.25 per Share consideration of 8.6x for the Company.

     LATEST TWELVE MONTHS EBIT ANALYSIS. Merrill Lynch determined the equity market value and derived the unlevered value (defined as market value plus preferred equity at liquidation value plus short term debt plus long term debt plus minority interest less the cash and cash equivalents) for these comparable companies. Merrill Lynch calculated a range of such unlevered values as a multiple of the latest twelve months earnings before interest and taxes ("EBIT"). This calculation resulted in a range of multiples from 2.9x to 12.9x, compared to an implied multiple based on the $9.25 per Share consideration of 10.9x for the Company.

     LATEST TWELVE MONTHS EARNINGS PER SHARE ANALYSIS. Merrill Lynch determined the prices of the comparable companies as a multiple of latest twelve months earnings per share ("EPS") The latest twelve months EPS multiples ranged from 4.0x to 15.5x, compared to an implied multiple based on the $9.25 per Share consideration of 16.9x for the Company.

     LAST TWELVE MONTHS CASH FLOW ANALYSIS. Merrill Lynch determined the prices of the comparable companies as a multiple of latest twelve months cash flow. The latest twelve months cash flow multiples ranged from 3.7x to 10.7x, compared to an implied multiple based on the $9.25 per Share consideration of 11.0x for the Company.

SELECTED COMPARABLE M&A TRANSACTION ANALYSIS. Using publicly available information and certain information provided by the Company management on the four acquisitions completed by the Company, Merrill Lynch reviewed the purchase prices and multiples paid in the following eight selected transactions.

          TARGET                           ACQUIROR
---------------------------     ------------------------------
Baquet-Pastrijak Inc.           Business Resource Group
Modern Office Interiors         Business Resource Group
Re'Nu Office Systems            Business Resource Group
Office Furniture Network        Business Resource Group
DO Group, Inc.                  Mity-Lite Inc.
The CenterCore Group, Inc.      Mity-Lite Inc.
Steelcase Strafor S.A.          Steelcase Inc.
Knoll Inc.                      Warburg, Pincus Ventures Inc.

     LATEST TWELVE MONTHS EBITDA ANALYSIS. Merrill Lynch derived the unlevered value (defined as offer value plus preferred equity at liquidation value plus short term debt plus long term debt plus minority interest less the cash and cash equivalents) for these selected transactions. Merrill Lynch calculated a range of such unlevered values as a multiple of the latest twelve months EBITDA. This calculation resulted in a range of multiples from 5.8x to 7.8x, compared to an implied multiple based on the $9.25 per Share consideration of 8.6x for the Company.

     LATEST TWELVE MONTHS EBIT ANALYSIS. Merrill Lynch derived the unlevered value (defined as offer value plus preferred equity at liquidation value plus short term debt plus long term debt plus minority interest less the cash and cash equivalents) for these selected transactions. Merrill Lynch calculated a range of such unlevered values as a multiple of the latest twelve months EBIT. This calculation resulted in a range of multiples from 5.0x to 11.2x, compared to an implied multiple based on the $9.25 per Share consideration of 10.9x for the Company.

     LATEST TWELVE MONTHS NET INCOME ANALYSIS. Merrill Lynch compared the multiples of latest twelve months net income implied by the offer values of the selected transactions. The latest twelve months net income multiples ranged from 8.3x to 16.5x, compared to an implied multiple based on the $9.25 per Share consideration of 16.9x for the Company.

     No company, transaction or business used in the analyses described under "--Selected Comparable Companies Analysis" and "--Selected Comparable M&A Transaction Analysis" is identical to the Company as of July 6, 2000. Accordingly, an examination of the results of those analyses necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the transaction or the public trading or other values of the company or companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable acquisition or company data.

     DISCOUNTED CASH FLOW ANALYSIS. Merrill Lynch performed a discounted cash flow analysis of the Company on a stand alone basis using a set of forecasts provided by management of the Company. Utilizing the the Company forecasts, Merrill Lynch calculated the theoretical unlevered discounted present value for the Company by adding together the present value of
     (1) the projected stream of unlevered free cash flow through the fiscal year 2004 for the Company and (2) the projected terminal value of the Company at the end of fiscal year 2004. The terminal value of the Company was calculated based upon EBITDA multiples ranging from 4.75x to 5.25x and the unlevered after-tax discount rates used in the discounted cash flow analyses ranged from 17.0% to 18.0%. This calculation resulted in a range of implied equity values for the Company ranging from $7.29 to $8.87, compared to the consideration of $9.25 per Share.

     The Special Committee selected Merrill Lynch on the basis of its experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm which, as a part of its investment banking business, regularly is engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Merrill Lynch has provided in the past, and may continue to provide in the future, financial advisory services to Three Cities Research Corp. In addition, in the ordinary course of its business, Merrill Lynch may actively trade the equity securities of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.



     Item 9 is hereby amended to refile the following exhibit:



          # (e)(7) Opinion of Merrill Lynch dated July 6, 2000 to the Special
                   Committee of the Board of Directors of the Company.

------------------

# Incorporated by reference to Annex A of this Amendment No. 1 to
Schedule 14D-9.

                                   SIGNATURE

     AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          By: /s/ HARRY S. ROBBINS
                                              ---------------------------------
                                              Name: Harry S. Robbins
                                              Title: Member, Special Committee
                                                     of the Board of Directors


August 2, 2000

                                    ANNEX A
                            OPINION OF MERRILL LYNCH

                                                   Private Client Group

                                                   Business Advisory Services
                                                   Sears Tower
                                                   233 South Wacker Drive
[LOGO] MERRILL LYNCH                               Suite 5620
                                                   Chicago, IL 60606
                                                   (312) 928-8800
                                                   FAX (312) 928-1987
                                                   FAX (312) 928-8844



                                  July 6, 2000

Special Committee of the
Board of Directors (the "Special Committee")
Business Resource Group
2150 North First Street, Suite 101
San Jose, CA 95131


Members of the Special Committee:

Business Resource Group (the "Company") and BRG Acquisition Corporation (the "Acquiror"), a subsidiary of BR Holdings LLC, which is a subsidiary of Three Cities Research Corp. ("Three Cities"), propose to enter into a Plan and Agreement of Merger (the "Merger Agreement") pursuant to which (i) the Acquiror would commence a tender offer (the "Tender Offer") for all outstanding shares of the Company's common stock, par value $0.01 per share (the "Common Shares"), for $9.25 per share, net to the seller in cash (the "Consideration") and (ii) the Company, or the Company's successor, would be merged into the Acquiror in a merger (the "Merger"), in which any Common Share not acquired in the Tender Offer, other than certain Common Shares held by management, held in treasury, held by the Acquiror or held by any direct or indirect subsidiary of the Company or as to which dissenter's rights have been perfected, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction."

You have asked us whether, in our opinion, the Consideration to be received by the holders of the Common Shares, other than members of the management of the Company who are participating in the Transaction with Three Cities (the "Participating Holders"), pursuant to the Merger Agreement is fair from a financial point of view to such holders, other than the Participating Holders.

In arriving at the opinion set forth below, we have, among other things:

         (1) Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

         (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

         (3) Conducted discussions with members of the senior management and representatives of the Company concerning the matters described in clauses 1 and 2 above;

                                      MERRILL LYNCH BUSINESS ADVISORY SERVICES

Business Resource Group
07/06/00
Page 2

         (4) Reviewed the market prices and valuation multiples of certain publicly traded companies that we deemed to be relevant;

         (5) Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

         (6) Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

         (7)      Reviewed a draft dated July 5, 2000 of the Merger Agreement;
                  and

         (8) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and judgment of Company's management as to the expected future financial performance of the Company. We have also assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

In connection with the preparation of this opinion, we have not been authorized by the Company or the Special Committee to solicit, nor have we solicted, third-party indications of interest for the acquisition of all or any part of the Company.

In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have also in the past, and may continue in the future, provide financial advisor services to Three Cities. In the ordinary course of our business, we may actively trade the Common Shares and other securities of the Company, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.


This opinion is for the use and benefit of the Special Committee. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any holder of the Common Shares as to whether to tender such Common Shares in the Tender Offer or as to how such holder should vote on the proposed Merger or any matter related thereto.


We are not expressing any opinion herein as to the prices at which the Common Shares will trade following the announcement of the Transaction.

                                      MERRILL LYNCH BUSINESS ADVISORY SERVICES

Business Resource Group
07/06/00
Page 3

On the basis of, and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Common Shares in the Transaction, other than the Participating Holders, is fair from a financial point of view to the holders of Common Shares, other than the Participating Holders.

                            Very truly yours,

                            MERRILL LYNCH, PIERCE, FENNER & SMITH
                                              INCORPORATED

                            By:      /s/ Kit A. Kamholz
                                     ----------------------------------------
                                     Kit A. Kamholz
                                     Vice President
                                     Merrill Lynch Business Advisory Services